October 26, 2005
VIA EDGAR AND HAND DELIVERY
Pamela A. Long, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form S-4 Registration Statement of American Standard
Inc., American Standard Companies Inc. and American
Standard International Inc. (the “Registration
Statement”)
Dear Ms. Long:
     On behalf of American Standard Companies Inc. (the “Company”), set forth below is an addendum to the Company’s responses to previous Staff comments relating to the Company’s pending and future asbestos liability and related insurance recovery receivable. As discussed with the Staff, the language included in the addendum has been included in the Company’s Form 10-Q for the quarter ended September 30, 2005, and will be included in substantially the same format in future periodic reports of the Company, as appropriate.
     The Company has also amended and filed concurrently herewith the Registration Statement. Enclosed herewith are courtesy copies of Amendment No. 3 as well as courtesy copies of the amended filing marked to show changes against Amendment No. 2.
Addendum to Prior Responses
Disclosure to Be Included in Future Financial Statement Footnotes
     “Asbestos Litigation
     Over the years, the Company has been named as a defendant in numerous lawsuits alleging various asbestos-related personal injury claims arising primarily from its historical sales of boilers and railroad brake shoes.
     In these asbestos-related lawsuits, the Company is usually named as one of a large group of defendants. Many of these lawsuits involve multiple claimants, do not specifically identify the injury or disease for which damages are sought and/or do not allege a connection between

October 26, 2005

any Company product and a claimed injury or disease. As a result, numerous lawsuits have been placed, and may remain on, inactive or deferred dockets, which some jurisdictions have established.
     Accounting for Asbestos-related Contingencies
     Until the fourth quarter of 2004, the Company recorded a liability only for filed asbestos claims. Costs associated with claims that might be filed in the future were not recorded because the Company did not believe its history and experience with asbestos-related litigation was sufficient to allow it to make a reasonable estimate of this liability. Set forth below is a description of the events that led up to the Company’s conclusion, in the fourth quarter of 2004, that it could reasonably estimate its potential liability for future asbestos-related claims.
     Prior to the fourth quarter of 2002, the Company’s asbestos claims were managed by its primary insurance carriers under several lines of insurance coverage. At that time, the Company believed it had not incurred a significant loss for asbestos-related injuries because the Company had never had to pay any claimant (the insurance carriers had paid all settlements directly) and the Company’s estimated liability for known claims was only a small fraction of the Company’s total insurance coverage.
     In the fourth quarter of 2002, the Company negotiated a buyout of the remainder of the policy limits from its most significant primary insurance carrier, and assumed primary responsibility for administering its asbestos-related claims. The Company engaged an outside consultant to assist it in this administrative effort. The consultant constructed a claims administration database from information provided by the Company’s insurance carrier and throughout 2003 worked to convert, enhance and verify the data in the database. In the course of that process, the Company observed unusually high claims filing activity in the period from January 2002 through April 2003. Approximately 64,000 claims were filed in that 16-month period as compared to approximately 71,000 claims in the preceding 20 years. The Company believes that the dramatic increase in filings in this 16-month period was influenced by the bankruptcy filings of numerous first and second-tier asbestos defendants (that is, companies that made asbestos or asbestos-containing products) and the prospect of various judicial and legislative reforms. Because of these extraneous factors, it seemed unlikely that this higher level of claims filings would be a reliable indicator of future claims filing activity, but at the time it was not clear when, or at what volumes, claims filings would level off.
     After taking over the claims administration process in 2003, the Company gained considerable experience in settling claims and considerable knowledge from better tracking of settlements by type of injury claimed. Type of injury claimed is an important factor in estimating total potential liability because, typically, claims alleging a malignant condition, such as mesothelioma or other cancers, are compensated at higher values than claims alleging unspecified or less severe injuries.

October 26, 2005

     Also in 2003, the Company engaged asbestos insurance coverage counsel and insurance recovery consultants and, with their assistance, began developing an insurance recovery strategy with respect to other of the Company’s primary insurance carriers and lower layer excess carriers and syndicates, focusing its efforts first on buy-out arrangements with less creditworthy carriers. Among other settlements, in July 2004 the Company agreed to a settlement with KWELM, a group of insolvent London-based insurance companies that had provided a small portion of the Company’s historical insurance coverage. Also in 2004, the Company commenced negotiations with Equitas, the London-based entity responsible for all pre-1993 policy participations subscribed by underwriters at Lloyd’s, London. Early in 2005, the Company reached an agreement with Equitas for a total of $84.5 million, by far the Company’s most significant settlement to date.
     In the fourth quarter of 2004, as negotiations with Equitas developed in earnest, the Company considered whether (i) the leveling-off of the filing of new claims after an anomalous period of volatility, (ii) the cumulative effect of almost two years of first-hand experience administering its own asbestos claims, and (iii) the negotiations with Equitas which provided “arm’s length” verification of a reasonable range of projected future liabilities, provided sufficient relevant and reliable information to reasonably estimate a total future liability for asbestos-related claims. Accordingly, in the fourth quarter of 2004, the Company retained Dr. Francine F. Rabinovitz of Hamilton, Rabinovitz & Alschuler, Inc. (“HR&A”) to assist it in calculating an estimate of the Company’s total liability for pending and unasserted potential future asbestos-related claims. Dr. Rabinovitz is an expert in performing complex calculations such as this. She has been involved in a number of asbestos-related valuations of current and future liabilities, and her valuation methodologies have been accepted by numerous courts.
     The methodology used by HR&A to project the Company’s total liability for pending and unasserted potential future asbestos-related claims relied upon and included the following factors:
•	HR&A’s interpretation of a widely accepted forecast of the population likely to have been exposed to asbestos

•	epidemiological studies estimating the number of people likely to develop asbestos-related diseases

•	HR&A’s analysis of the number of people likely to file an asbestos-related personal injury claim against the Company based on such epidemiological data and the Company’s claims history from 2000 – 2004

•	an analysis of the Company’s pending cases, by type of injury claimed

October 26, 2005

•	an analysis of the Company’s five-year history from 2000 – 2004 to determine the average settlement value of claims, by type of injury claimed

•	an adjustment for inflation in the future average settlement value of claims, at a 3% annual inflation rate

•	an analysis of the period over which the Company has and is likely to resolve asbestos-related claims against it in the future
     As a result, in the fourth quarter of 2004, the Company increased its recorded liability for asbestos claims by $616 million, from $83 million to $699 million, based upon HR&A’s analysis of the Company’s total estimated liability for pending and unasserted potential future claims through 2055, which was HR&A’s reasonable best estimate of the time it would take to resolve all of the Company’s asbestos-related claims. This amount was calculated on a pre-tax basis, was not discounted for the time value of money, and excluded legal fees.
     At December 31, 2002, 2003, 2004 and September 30, 2005 the total asbestos liability was estimated at $43.3 million, $69.5 million, $699.4 million and $693.3 million, respectively. The Company increased its estimate by $40.1 million during 2003 primarily as a result of new claims filed, partially offset by $13.9 million of claims payments. In 2004, the increase was largely the result of a $568.2 million increase recorded in the fourth quarter of 2004 to reflect the estimate of the liability for unasserted potential future asbestos-related claims based on the analysis performed by HR&A as described above. The liability also increased by $34.7 million to reflect new claims filed during 2004, $15.8 million to account for the inclusion of specific claims associated with an unfavorable judgment against the Company in arbitration, and $20.9 million as a result of calculating the estimated liability for claims pending at December 31, 2003, using the same assumptions HR&A used to calculate the estimated liability for future claims. The $20.9 million was comprised of $11.6 million related to a 3% annual inflation adjustment and $9.3 million for changes in the assumptions with respect to average claim resolution amounts. The liability also increased by $14.9 million to reflect other adjustments such as the difference between actual settlements during 2004 as compared to prior period estimates. These increases were partially offset by $20.6 million of claims payments made during 2004. The asbestos indemnity liability decreased to $693.3 million as of September 30, 2005, primarily from claims payments made during the period of approximately $10.0 million.
     Asbestos Claims Activity
     From receipt of its first asbestos claim more than twenty years ago to September 30, 2005, the Company has resolved 32,008 claims. The total amount of all settlements paid by the Company (excluding insurance recoveries) and by its insurance carriers is approximately $61.0 million, for an average payment per resolved claim of $1,905. The average payment per claim resolved in the nine months ended September 30, 2005 and each of the years ended December

October 26, 2005

31, 2004 and 2003 was $1,795, $3,637 and $1,986, respectively. The table below provides additional information regarding asbestos-related claims filed against the Company, reflecting updated information for all periods.

			Nine Months Ended
	2003	2004	September 30, 2005	Total
Open Claims — January 1,	97,024	117,030	125,478	N/A
New claims filed	27,279	12,704	8,793	164,316
Claims settled	(547)	(703)	(534)	(8,642)
Claims dismissed	(6,713)	(3,552)	(4,815)	(23,366)
Inactive claims	(13)	(1)	(1)	(3,387)

Open Claims — December 31	117,030	125,478		N/A

Open Claims — September 30			128,921

     Because claims are frequently filed and settled in large groups, the amount and timing of settlements, as well as the number of open claims, can fluctuate significantly from period to period.
     Asbestos Insurance Recovery
     The Company is in litigation against certain carriers whose policies it believes provide coverage for asbestos claims. The insurance carriers named in this suit are challenging the Company’s right to recovery. The Company filed the action in April 1999 in the Superior Court of New Jersey, Middlesex County, against various of its primary and lower layer excess insurance carriers, seeking coverage for environmental claims (the “NJ Litigation”). The NJ Litigation was later expanded to also seek coverage for asbestos related liabilities from twenty-one primary and lower layer excess carriers and underwriting syndicates. On September 19, 2005, the court granted the Company’s motion to add to the NJ Litigation 16 additional insurers and 117 new insurance policies. The court also required the parties to submit all contested matters to mediation.

October 26, 2005

     With the addition of the parties and policies referred to above, the NJ coverage litigation would resolve the coverage issues with respect to approximately 80% of the recorded receivable. The remaining 20% of the recorded receivable comes from policies as to which the Company has not sought resolution of coverage because the policies were issued by parties whose coverage obligations are triggered at higher excess layers that are not expected to be reached in the near future. Eighty five percent of the recorded insurance recovery receivable is with carriers rated A or better by AM Best.
     The Company estimates and records an asbestos receivable for amounts due to the Company for previously settled and paid claims, the reimbursable portion of incurred legal expenses, and the probable reimbursements relating to its estimated liability for pending and future claims. In calculating this amount, the Company used the estimated asbestos liability for pending and projected future claims calculated by HR&A. It also considered the amount of insurance available, gaps in coverage, applicable deductibles, allocation methodologies, solvency ratings and credit-worthiness of the insurers, the published dividend rates of insolvent insurers, amounts already recovered from insurers, and estimated annual legal fees. The aggregate amount of the stated limits in insurance policies available to the Company for asbestos-related claims, acquired over many years and from many different carriers, is substantial, significantly exceeding the projected liability against the Company. However, limitations in that coverage, primarily due to gaps in coverage, deductibles associated with the policies, and settlements for less than the full coverage limits with carriers in insolvency proceedings and carriers with questionable credit-worthiness (“Gaps, Deductibles and Discounts,”) are expected to result in the projected total liability to claimants and related expenses exceeding the probable insurance recovery.
     The Company has concluded that its insurance receivable is probable of recovery because of the aforementioned information and the following factors:
•	the success of other companies in collecting under their insurance policies in comparable circumstances. The Company has reviewed numerous situations involving other companies and concluded that our facts and circumstances support collection;

•	the Company’s confidence in its right to recovery under the terms of its policies and pursuant to applicable law;

•	the nature of the issues raised in the New Jersey coverage litigation, in which the insurer defenses have been primarily focused on which insurance company should pay, not whether the claims themselves are covered under the numerous policies. Disagreements among carriers concerning which one is responsible for which claim are not unique to the Company where, as here, the policy holder has multiple lines of coverage potentially available to it; and

•	the Company’s recent experience in managing asbestos-related claims and insurance recoveries and settlements of such claims. The Company continues to receive

October 26, 2005

payments on its remaining primary coverage and has reached several settlements with excess carriers. Our settlements in the New Jersey litigation with various individual carriers and syndicates where the Company’s claims were the subject of litigation to date have reached approximately $98 million.
     At December 31, 2002, 2003, 2004 and September 30, 2005 the asbestos receivable was $41.5 million, $84.6 million, $405.6 million and $396.0 million, respectively. The Company increased its receivable during 2003 by $47 million to reflect the recoverable portion of new claims filed, partially offset by a $4.1 million reduction to reflect current information obtained regarding the solvency status of certain carriers. In 2004, the Company increased its asbestos insurance receivable to $405.6 million. Approximately $348.4 of the increase reflected the recoverable portion of the change in the Company’s asbestos liability calculation. This increase was primarily related to the $568.2 million increase to the liability recorded in the fourth quarter of 2004 to reflect an estimate of the liability for unasserted potential future asbestos-related claims. The receivable was reduced by $24.2 million during 2004 to reflect cash received from insurance companies and $4.1 million to reflect current information obtained regarding solvency of insurance carriers. Finally, the Company’s asbestos insurance receivable decreased to $396.0 million as of September 30, 2005. The reduction was largely the result of $17.6 million of cash received from insurance companies, partially offset by $7.9 million of adjustments to reflect the recoverable portion of incurred legal expenses.
     As referenced above, in February 2005 the Company settled with Equitas for $84.5 million to buy-out the participations of certain underwriters in pre-1993 Lloyd’s, London policies included in the Company’s insurance coverage. During the first nine months of 2005, $14.4 million of this amount was received by the Company to cover asbestos and environmental costs, and $70.1 million remains in a trust expiring January 3, 2007. If, during the trust period, there is federal legislation that takes asbestos claims out of the courts and requires Equitas to make a duplicate payment to the asbestos trust, the remaining balance in the trust will be disbursed to Equitas minus some allowance to the Company for claims settlements that may be made or have been made in the period January 1, 2005 through January 3, 2008. If there is no such legislation by January 3, 2007, the balance of funds in the trust, including accrued interest, will be disbursed to the Company.
Critical Accounting Assumptions
     The amounts recorded by the Company for asbestos-related liability and insurance-related receivables rely on assumptions that are based on currently known facts. The Company’s actual expenses or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the Company’s or HR&A’s calculations vary significantly from actual results. Key variables in these assumptions are identified above and include the number and type of new claims to be filed each year, the average cost of disposing of each such new claim, average annual defense costs, the resolution of coverage issues among insurance carriers, and the solvency risk with respect to the Company’s insurance carriers. Furthermore, predictions

October 26, 2005

with respect to these variables are subject to greater uncertainty as the projection period lengthens. Other factors that may affect the Company’s liability and ability to recover under its insurance policies include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation. The Company reviews these assumptions on a periodic basis to determine whether any adjustments are required to the estimate of its recorded asbestos-related liability and the related insurance receivables. The Company may also adjust these estimates based upon the outcome of the court-ordered mediation referenced above and/or expected settlement discussions.
     The Company does not believe that asbestos payments to claimants, net of insurance recoveries, will have a material adverse effect on its financial condition or liquidity in any particular year or in the aggregate. Adjustments, if any, to the Company’s estimate of its recorded asbestos-related liability and/or insurance receivable could be material to the operating results for the period in which the adjustment to the liability or receivable is recorded.”

October 26, 2005

Disclosure to Be Included in “Critical Accounting Policies and Estimates” Section of MD&A
     “Critical Accounting Policies and Estimates
     Commitments and Contingencies — The Company is subject to proceedings, lawsuits and other claims related to environmental, asbestos, labor, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. In addition to the liability arising out of pending asbestos claims, the Company has recorded a liability for its exposure to unasserted future asbestos-related claims as well. The Company has also recorded a receivable for probable asbestos-related insurance recoveries. Both the recorded asbestos liability and the related receivable are based upon the Company’s and the Company’s advisor’s assumptions. As a result, both the recorded liability and the recorded receivable may change in the future, possibly by significant amounts, if new facts or developments require the Company to reassess such assumptions. These assumptions are described in greater detail below.
     Prior to the fourth quarter of 2004, the Company recorded an asbestos liability and associated receivable only for filed asbestos claims. The liability was estimated based on claims resolved, the assessment of claims pending, the status of ongoing litigation, defense and settlement strategies and an assessment of other entities’ responsibilities for the claims. The receivable was based on an analysis of insurance coverage, the insurers’ financial strength and insurance payments made to date. Historically, costs associated with claims that might be filed against the Company in the future were not recorded because the Company did not believe its history and experience with asbestos-related litigation was sufficient to allow it to make a reasonable estimate of this liability.
     The Company concluded in the fourth quarter of 2004, that a reasonable estimate of the liability and associated receivable for unasserted potential future asbestos-related claims could be made and accordingly the Company recorded this liability and receivable in its financial statements. The Company retained Dr. Francine F. Rabinovitz of Hamilton, Rabinovitz and Alschuler, Inc. (“HR&A”) to assist it in calculating an estimate of its total liability for pending and unasserted potential future asbestos-related claims. The following assumptions were used in determining this liability:
•	HR&A’s interpretation of a widely accepted forecast of the population likely to have been exposed to asbestos;

•	Epidemiological studies estimating the number of people likely to develop asbestos-related diseases;

•	HR&A’s analysis of the number of people likely to file an asbestos-related personal injury claim against the company based on such epidemiological data and the Company’s most recent five-year claims history;

October 26, 2005

•	an analysis of the Company’s pending cases, by type of injury claimed;

•	an analysis of the Company’s most recent five-year history to determine the average settlement value of claims, by type of injury claimed;

•	an adjustment for inflation in the future average settlement value of claims, at a 3% annual inflation rate; and

•	an analysis of the period over which the Company has and is likely to resolve asbestos-related claims against it in the future.
     In addition to the abovementioned liability, the Company has recorded a receivable for probable asbestos-related insurance recoveries. This receivable represents amounts due to the Company for previously settled and paid claims, the reimbursable portion of incurred legal expenses and the probable reimbursements relating to its estimated liability for pending and future claims. In calculating the receivable the Company used the estimated asbestos liability for pending and projected future claims calculated by HR&A. It also considered the amount of insurance available, gaps in coverage, applicable deductibles, allocation methodologies, solvency ratings and credit-worthiness of the insurers, the published dividend rates of insolvent insurers, amounts already recovered from and the potential for settlements with insurers, and estimated annual legal fees.
     The Company is in litigation against certain carriers whose policies it believes provide coverage for pending claims. The insurance carriers named in this suit are challenging the Company’s right to recovery. The Company expects to enter into mediation or settlement negotiations with some of the insurers that are party to this suit in 2005.
     Notwithstanding the fact that a portion of the Company’s insurance recovery receivable is the subject of litigation, the Company has concluded that its insurance receivable is probable of recovery because of the following factors:
•	the success of other companies in collecting under their insurance policies in comparable circumstances. The Company has reviewed numerous situations involving other companies and concluded that our facts and circumstances support collection;

•	the Company’s confidence in its right to recovery under the terms of its policies and pursuant to applicable law;

•	the nature of the issues raised in the New Jersey coverage litigation, in which the insurer defenses have been primarily focused on which insurance company should pay, not whether the claims themselves are covered under the numerous policies. Disagreements among carriers concerning which one is responsible for which claim are not unique to the

October 26, 2005

Company where, as here, the policy holder has multiple lines of coverage potentially available to it; and

•	the Company’s recent experience in managing asbestos-related claims and insurance recoveries and settlements of such claims. The Company continues to receive payments on its remaining primary coverage and has reached several settlements with excess carriers. Our settlements in the New Jersey litigation with various individual carriers and syndicates where the Company’s claims were the subject of litigation to date have reached approximately $98 million.
     The Company reviews its estimates of the recorded asbestos-related liability and the related insurance receivables on a periodic basis to determine whether any adjustments are required. The Company may also adjust these estimates based upon the outcome of the court-ordered mediation referenced above and/or expected settlement discussions.”
**********
     Should you have any questions or comments concerning the foregoing, please do not hesitate to contact Neal J. White at 312.984.7579, David A. Cifrino at 617.535.4034, or me at 202.756.8161 if you have any questions about this letter.
Sincerely,
/s/  Thomas P. Conaghan

Thomas P. Conaghan

Cc:	Mark Cresitello, Esq., American Standard Companies Inc.
Neal J. White, Esq., MWE (Chicago)
David A. Cifrino, Esq., MWE (Boston)
Rufus Decker, Branch Chief, Division of Corporation Finance, SEC
Lesli Sheppard, Senior Staff Attorney, Division of Corporation Finance, SEC
Meagan Caldwell, Staff Accountant, Division of Corporation Finance, SEC
Tamara Brightwell, Staff Attorney, Division of Corporation Finance, SEC